SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 4)*

Steven Madden, Ltd.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

556269108

(CUSIP Number)

Michele F. Vaillant, Esq.
McCarter & English LLP
Four Gateway Center, 100 Mulberry Street

Newark, New Jersey 07102
(973) 622-4444

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
Steven Madden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER
3,394,581 shares of Common Stock (1)

	8	SHARED VOTING POWER
1,805,375 shares of Common Stock (2)

	9	SOLE DISPOSITIVE POWER
3,394,581 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
1,805,375 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,956 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (3)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)                 Includes (i) 607,582 shares of common stock, par value $0.0001 per share (“Common Stock”) of Steven Madden, Ltd. (the “Company”) owned by Steven Madden; (ii) 467,500 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted under the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “Plan”), which options are or will be exercisable within the next 60 days, and (iii) 2,319,499 shares of restricted stock held by Steven Madden granted under the Plan (which restricted stock includes 81,900 shares which will vest on January 11, 2013, 975,371 shares which will vest in equal annual installments over seven years commencing on December 31, 2017 through December 31, 2023 and 1,262,228 shares which will vest in equal annual installments over six years commencing on December 31, 2018 through December 31, 2023, in each case subject to forfeiture pursuant to the terms of the Plan and of Mr. Madden’s employment agreement, as amended; see Item 4 below in such regard). Excludes 731,196 shares beneficially owned by a grantor retained annuity trust, the trustee of which is unrelated to Steven Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of such shares.

(2)                 Represents 1,805,375 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(3)                Based upon a total of 44,325,487 shares of Common Stock outstanding as of May 7, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 as adjusted to include 467,500 shares which are subject to options which are or will be exercisable within the next 60 days plus the 1,262,228 restricted shares issued to Mr. Madden on July 3, 2012, for a total of 46,055,215.

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CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
BOCAP Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER
1,805,375 shares of Common Stock (1)

	8	SHARED VOTING POWER
0 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
1,805,375 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,805,375 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (3)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)           Represents 1,805,375 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(2)                 Does not include 3,394,581 shares of Common Stock (consisting of 2,927,081 shares of Common Stock that are owned directly by Steven Madden and 467,500 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted to him under the Steven Madden, Ltd. 2006 Stock Incentive Plan, which options are or will be exercisable within the next 60 days), as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power with respect to such shares; BOCAP Corp. disclaims beneficial ownership of such shares.

(3)           Based upon a total of 44,325,487 shares of Common Stock outstanding as of May 7, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 plus the 1,262,228 restricted shares issued to Mr. Madden on July 3, 2012, for a total of 45,587,715.

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CUSIP No.: 556269108

Explanatory Note

Introduction

This statement constitutes Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D filed on January 12, 2005 (the “Original Schedule 13D”) and subsequently amended by amendments thereto filed on May 26, 2009, July 21, 2010 and February 16, 2012 (collectively with the Original Schedule 13D, the “Amended Schedule 13D”), by the Reporting Persons (as defined in Item 2 of the Amended Schedule 13D), relating to their beneficial ownership of the common stock, $0.0001 par value per share (the “Common Stock”), of Steven Madden, Ltd., a Delaware corporation (the “Company”).

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends and supplements only information that has materially changed since the filing of the Amended Schedule 13D, including disclosure of the number of shares of the Company’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons. Unless otherwise stated, the information set forth in the Amended Schedule 13D remains accurate in all material respects.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

Pursuant to an election right granted to him under the Amended Madden Agreement, on June 30, 2012, Mr. Madden notified the Company of his election to receive a restricted stock award for a number of shares of Common Stock valued at $40,000,000 in consideration of a reduction in his annual base salary in years subsequent to 2012. As a result thereof, on July 3, 2012, Mr. Madden was issued 1,262,228 restricted shares of Common Stock under and subject to the terms of the Company’s 2006 Stock Incentive Plan (the “Plan”), which shares will vest in equal annual installments over a six year period commencing on December 31, 2018 and ending on December 31, 2023. The vesting of the restricted shares of Common Stock on each vesting date is contingent on Mr. Madden’s continued employment with the Company on each such vesting date and is subject to acceleration under certain circumstances described in the Amended Madden Agreement. The Amended Madden Agreement was filed as Exhibit 3 to a Schedule 13D amendment filed by the Reporting Persons on February 16, 2012.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (d) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 4 are incorporated herein by reference. As of the date hereof, the Reporting Persons have the following interest in the Company’s Common Stock:

(i) Steven Madden beneficially owns 5,199,956 shares of Common Stock, which includes (A) 607,582 shares of Common Stock owned directly by Mr. Madden, (B) 467,500 shares of Common Stock that may be acquired by Mr. Madden through the exercise of options granted under and subject to the terms of the Plan, which are or will be exercisable by him within the next 60 days, (C) 2,319,499 shares of restricted Common Stock held by Mr. Madden (includes 81,900 shares that will vest on January 11, 2013, 975,371 shares that will vest in equal annual installments over seven years commencing on December 31, 2017 through December 31, 2023 and 1,262,228 shares that will vest in equal annual installments over six years commencing on December 31, 2018 through December 31, 2023, in each case subject to forfeiture pursuant to the terms of the Plan and of Mr. Madden’s employment agreement, as amended; see Item 4 above in such regard), and (D) 1,805,375 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Mr. Madden. Such beneficial ownership represents 11.3% of the Company’s Common Stock (which is calculated based on a total of 44,325,487 shares of Common Stock outstanding as of May 7, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 as adjusted to include 467,500 shares that are subject to options and are or will be exercisable within the next 60 days, plus the 1,262,228 restricted shares of Common Stock issued to Mr. Madden on July 3, 2012, for a total of 46,055,215). Mr. Madden’s beneficial ownership does not include 731,196 shares of Common Stock, which are beneficially owned by the Steven H. Madden July 2010 Grantor Retained Annuity Trust, an irrevocable trust established by Mr. Madden on July 12, 2010 for estate planning purposes, the trustee of which is unrelated to Mr. Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of such shares of the Company’s Common Stock.

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CUSIP No.: 556269108

(ii) BOCAP Corp. beneficially owns 1,805,375 shares of Common Stock, all of which shares are owned directly by BOCAP Corp. Such beneficial ownership represents 4.0% of the Company’s Common Stock (which is calculated based on a total of 44,325,487 shares of Common Stock outstanding as of May 7, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 plus the 1,262,228 restricted shares of Common Stock issued to Mr. Madden on July 3, 2012, for a total of 45,587,715). BOCAP Corp.’s beneficial ownership does not include 2,927,081 shares of the Company’s Common Stock, which are beneficially owned by Steven Madden as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power; BOCAP Corp. disclaims beneficial ownership of such shares.

The table below sets forth, for each Reporting Person, the number of shares of Common Stock, in each case, for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	Steven Madden	BOCAP Corp.

Sole Power to Vote/Direct Vote	3,394,581	1,805,375

Shared Power to Vote/Direct Vote	1,805,375	0

Sole Power to Dispose/Direct Disposition	3,394,581	1,805,375

Shared Power to Dispose/Direct Disposition	1,805,375	0

(c) With the exception of (i) the award of 1,262,228 shares of restricted Common Stock received by Steven Madden on July 3, 2012, (ii) a sale by BOCAP Corp. of 79,868 shares of Common Stock at a price per share of $41.159 on May 8, 2012 and (iii) a sale by BOCAP Corp. of 20,132 shares of Common Stock at a price per share of $41.094 on May 9, 2012, there have been no other transactions in the Company’s Common Stock by the Reporting Persons within the last sixty days.

(e) Not applicable.

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CUSIP No.: 556269108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2012		/s/ Steven Madden
Steven Madden

BOCAP Corp.

	By:	/s/ Steven Madden
	Name:	Steven Madden
	Title:	President

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